VIA EDGAR

October 27, 2020

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Thomas Jones

Re:	Ebang International Holding Inc. (CIK No. 0001799290)
Registration Statement on Form F-1 File No. 333-249647

Dear Mr. Jones:

Reference is made to our letter, filed as correspondence via EDGAR on October 23, 2020, in which we, acting as placement agent, joined Ebang International Holding Inc.’s request for acceleration of the effective date of the above-referenced Registration Statement for 5:00 pm, Eastern Time, October 27, 2020. Ebang International Holding Inc. is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Univest Securities, LLC

By: /s/ Edric Yi Guo

Name: Edric Yi Guo

Title: Head of Investment Banking